Simpson Thacher & Bartlett llp

2475 Hanover Street Palo Alto, CA 94304

telephone: +1-650-251-5000 facsimile: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

via edgar	december 8, 2020

Re:	Acceleration Request for Certara, Inc. Registration Statement on Form S-1 (File No. 333-250182)

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jeff Kauten

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Certara, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on December 10, 2020, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (650) 251-5110 with any questions.

Very truly yours,

/s/ William B. Brentani

William B. Brentani

New York	BEIJING	HONG KONG	Houston	LONDON	Los Angeles	SÃO PAULO	TOKYO	Washington, D.C.

December 8, 2020

VIA EDGAR

Re:  Certara, Inc.

Registration Statement on Form S-1

File No. 333-250182

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Certara, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on December 10, 2020, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact William Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

CERTARA, INC.

By:	/s/ Richard M. Traynor
Name: Richard M. Traynor
Title: Senior Vice President and General Counsel

[Signature Page to Acceleration Request]

December 8, 2020

VIA EDGAR

Re:	Acceleration Request for Certara, Inc. Registration Statement on Form S-1 (File No. 333-250182)

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeff Kauten

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the proposed public offering of Certara, Inc.’s common stock, we wish to advise you that we hereby join Certara, Inc.’s request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on December 10, 2020, or as soon as possible thereafter.

Pursuant Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, have distributed approximately 2,200 copies of the preliminary prospectus, dated December 3, 2020, through the date hereof to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the 48-hour requirement of Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

JEFFERIES LLC
MORGAN STANLEY & CO. LLC

As the representatives of the several underwriters

JEFFERIES LLC

By:	/s/ Mike Gerardi
Name: Mike Gerardi
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request]